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                                                  [EXHIBIT 20]

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
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SUSAN BEST WALTZMAN,                 :
                                     :
                  Plaintiff,         :       Civil Action No. 97-600430
                                     :
         - against -                 :       CLASS ACTION COMPLAINT
                                     :
BETTE B. ANDERSON, RAND V. ARASKOG,  :
NOLAN D. ARCHIBALD, ROBERT A.        :
BOWMAN, ROBERT A. BURNETT, PAUL G.   :
KIRK, JR., EDWARD C. MEYER,          :
BENJAMIN F. PAYTON, VIN WEBER,       :
MARGITA E. WHITE, KENDRICK R.        :
WILSON III, and ITT CORP.,           :
                                     :
                  Defendants.        :
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      Plaintiff, Susan Best Waltzman, by her attorneys, alleges for her
Complaint, upon information and belief, except for paragraph 2 hereof, which is alleged upon personal knowledge, as follows:

                                SUMMARY OF ACTION

      1. Plaintiff brings this action on behalf of herself and all other shareholders of defendant ITT Corp. ("ITT" or the "Company") against ITT and the directors of ITT, for breaching their fiduciary duties to ITT's shareholders. These defendants are causing the Company to summarily reject an offer to ITT shareholders (the "Offer") by Hilton Hotels Corp. ("Hilton") to purchase ITT for approximately $10.5 billion in cash, stock and assumed debt, despite the fact that the Offer represents a potential economic opportunity for ITT's shareholders to realize the full value of their investment in ITT. Defendants' summary rejection of the Offer forecloses a potential opportunity for shareholders to realize the full value of their ITT shares that would otherwise not be available to them. Plaintiff seeks, inter alia, an order enjoining defendants from summarily rejecting the Offer without giving it fair consideration, becoming fully informed as to the fairness of the Offer and taking all steps necessary to maximize shareholder value. Plaintiff further seeks an Order compelling defendants to fully and fairly inform ITT's shareholders concerning the Offer.


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                                   THE PARTIES

      2. Plaintiff owns shares of common stock of defendant ITT and has been the owner continuously of such shares since prior to the wrongs complained of herein.

      3. Defendant ITT is a Nevada corporation with its principal executive offices located at 1330 Avenue of the Americas, New York, New York 10019. ITT, through its subsidiaries, operates hospitality, gaming, entertainment and information service businesses through "ITT Sheraton Corp.," "Ciga S.p.A.", "Caesars World, Inc." and "Madison Square Garden, L.P." ITT conducts its information service business through "ITT World Directories" and "ITT Educational Services, Inc."

      4. Defendant Rand V. Araskog ("Araskog") is the Chairman of the Board of Directors and Chief Executive Officer of ITT. According to the Company's Proxy Statement dated March 28, 1996, Araskog received compensation from ITT in the amount of $10,375,575 during fiscal year 1995.

      5. Defendant Robert A. Bowman ("Bowman") is President, Chief Operating Officer, and a director of ITT. According to the Company's Proxy Statement dated March 28, 1996, Bowman received compensation from ITT in the amount of $3,264,955 during fiscal year 1995.

      6. Defendants Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White, and Kendrick R. Wilson III are directors of ITT.

      7. According to the Company's Proxy Statement dated March 28, 1996, members of the Board of Directors, except for Mssgrs. Araskog and Bowman, receive an annual retainer fee of $48,000 payable in restricted shares of ITT common stock, and an annual retainer fee of $18,000 if he/she also serves on the Board of Directors of


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ITT Educational Services, Inc. Further, ITT maintains an unfunded retirement plan. The benefits of which are payable upon retirement from the Board at or after age 65 after completing at least five years of service on the Board. Under the plan, ITT has agreed to pay non-employee directors Anderson, Archibald, Burnett, Kirk, Meyer, Payton and White accrued benefits due them which have a total value of $1,331,000 in the aggregate.

      8. The above-named individual defendants (collectively, the "Individual Defendants") as officers and/or directors of ITT owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

      9. Each of the Individual Defendants receive annual compensation from ITT and has a personal and financial interest in thwarting any threat to the continued incumbency and control of ITT's current management, in derogation of their fiduciary duties.

      10. Defendants' conduct, as more fully described herein, has been orchestrated to protect the positions and corresponding perquisites and other benefits received by the Individual Defendants as officers and/or directors of ITT. Defendants are breaching their fiduciary duties to plaintiff and the members of the Class (as defined below) by summarily rejecting the Offer without adequate investigation or any other procedures to determined whether the Offer presents an opportunity to maximize the value of ITT shares, thus wrongfully depriving plaintiff and the members of the Class of the full value of their shares.

                             JURISDICTION AND VENUE

      11. This Court has jurisdiction over this action and the defendants. Defendant ITT is a resident of the County of New York. In addition, defendants, through themselves or their agents, inter alia, (a) transact business in the State of New York; (b) committed a tortious


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act within the State of New York; and/or (c) committed a tortious act without the State of New York causing injury to Class members (as defined infra) within the State of New York.

      12. Pursuant to CPLR 503, venue is proper in this judicial district since defendant ITT's principal place of business is located in the County of New York.

                            CLASS ACTION ALLEGATIONS

      13. Plaintiff brings this lawsuit as a class action, pursuant to CPLR 901 for declaratory, injunctive and other relief, on behalf of herself and all other stockholders of ITT (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, immediate or remote (the "Class").

      14. This action is properly maintainable as a class action for the following reasons:

      (a) The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. While the exact number of class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are more than 116 million shares of ITT common stock outstanding held approximately by thousands of shareholders of record. The holders of these shares are believed to be geographically dispersed throughout the United States. ITT's stock is listed and actively traded on the New York Stock Exchange.

      (b) there are questions of law and fact which are common to members of the Class and which predominate over questions affecting only individual members. The common questions include, inter alia, the following:

      (i) whether defendants have engaged in conduct constituting unfair dealing to the detriment of the Class;


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      (ii) whether defendants' summary rejection of the Offer is grossly unfair to the Class;

      (iii) whether defendants are engaging in a plan or scheme to thwart and/or summarily reject offers that may maximize the value of shareholders' investment in ITT, to the detriment of the Class;

      (iv) whether defendants are engaging in a plan or scheme to entrench themselves at the expense of the public stockholders of ITT and/or unfairly to obtain for themselves the benefits and business of the Company;

      (iv) whether plaintiff and the other members of the Class would be irreparably damaged if defendants' summary rejection of the Offer is not enjoined;

      (v) whether defendants have breached fiduciary and other common law duties owed by them to the Class; and

      (vi) whether defendants have failed to take appropriate measures to ensure the realization of the maximum value of the ITT stock held by the Class;

      (c) the claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class;

      (d) plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      (e) the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;


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      (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole; and

      (g) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                             SUBSTANTIVE ALLEGATIONS

A. The Offer By Hilton

      15. On January 27, 1997, it was publicly disclosed, over the Bloomberg Business Newswire, that Hilton offered to buy ITT for $10.5 billion in cash, stock and assumed debt. Hilton plans to start a cash tender offer of $55 per share for half of the outstanding ITT shares, to be followed by an offer of $55 a share in Hilton common stock. The cash and equity offers amounts to about $6.5 billion. Hilton also plans to assume $4 billion of ITT debt. The Offer represents a 28 percent premium over the $42 7/8 closing price of ITT's common stock the prior business day.

      16. Further, Hilton stated that with ITT's cooperation, it may raise its bid after reviewing ITT's internal books.

      17. In response to the Offer, ITT common stock rose $14 3/4 to $58 1/2, rising above the $55 per share buyout price offered by Hilton.

      18. In spite of this Offer to ITT's shareholders by Hilton, it was reported over the Bloomberg Business Newswire that ITT executives were not publicly responding to the Offer. Indeed, the article stated that Hilton approached ITT late last year and was rebuffed. Further, Hilton President and Chief Executive Officer Stephen Bollenbach stated that he called defendant Araskog on January 27, 1997, and Araskog didn't return the call.


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      19. The Offer presents plaintiff and the Class an outstanding opportunity to maximize the value of their ITT shares for the following reasons:

      (a) ITT has struggled with declining earnings and net income, and the Company is not poised for future growth. For the Company's fourth quarter ended December 31, 1996, earnings fell 2.9 percent. Net income fell to $66 million or $0.57 per share from 1995 fourth quarter pro forma net income of $68 million or $0.59 per share;

      (b) the market showed great enthusiasm for the disclosure on January 27, 1997 of Hilton's proposal. The market price of common shares of ITT immediately rose $14 3/4 from $43 3/4 at the close of trading on January 24, 1997 to $58 1/2 at the close of trading on January 27, 1997;

      (c) the Offer presents a possible opportunity to maximize shareholder value even in excess of the approximately $10.5 billion offered through negotiation of the Offer and putting ITT up for auction; and

      (d) the $55 per share Offer is more than twice the Company's present book value ($26.19) and four times greater than the book value that the stock reached in fiscal 1995 ($13.69).

                     CAUSE OF ACTION AGAINST ALL DEFENDANTS

      20. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class by rejecting the Offer out-of-hand without fully evaluating or becoming fully informed with regard to the Offer and without taking any steps to maximize shareholder value for plaintiff and the members of the Class.

      21. By virtue of the acts and conduct herein, the Individual Defendants are not acting in good faith and have breached fiduciary and other common law duties which they owe to plaintiff and the other members of the Class, have engaged in unfair dealing for their


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own benefit and the detriment of the Class, and have pursued a course of conduct designed to entrench themselves in their positions of control within the Company.

      22. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves and solidify their positions of control and enjoyment of the perquisites of office.

      23. As a result of the foregoing, defendants' summary rejection of the Offer is a breach of the defendants' fiduciary duties and should be enjoined.

      24. Plaintiff lacks an adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

      (a) declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

      (b) declaring defendants' rejection of the Offer to be a breach of the defendants' fiduciary duties of loyalty, due care, good faith, fair dealing, and candor to plaintiff and the Class;

      (c) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by:

            (i) requiring defendants to consider the Offer in good faith, to take all possible measures maximizing the value of ITT stock by, for example, engaging in a course of due diligence and negotiating with Hilton, or otherwise maximizing the value of the Company to plaintiff and the Class; and

            (ii) requiring defendants to make full and fair disclosure of the Offer, the negotiations between ITT and Hilton, and all other matters concerning a possible acquisition or merger of ITT which a reasonable investor would consider important;


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      (d) ordering defendants, jointly and severally, to pay to plaintiff and other members of the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

      (e) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys and experts' fees; and

      (f) granting such other and further relief as the Court may deem just and equitable.

Dated:  January 28, 1997

                                    WOLF POPPER, LLP

                                    845 Third Avenue
                                    New York, New York 10022
                                    (212) 759-4600

                                    Attorneys for Plaintiff


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